Filed by Johnson & Johnson
Pursuant to Rule 425 under the Securities Act of 1933

  Subject Company: Johnson & Johnson
     Commission File No. 001-03215

Johnson & Johnson Conference Transcript

On September 13, 2011, Dominic Caruso, Chief Financial Officer and Vice President of Johnson & Johnson, spoke at the Morgan Stanley Global Healthcare Conference. A transcript of such conference was made available on Johnson & Johnson’s website.  Accordingly, the following portions of the transcript of the conference related to the proposed acquisition of Synthes, Inc. by Johnson & Johnson are being filed.

Additional Information and Where to Find It

Johnson & Johnson has filed with the SEC a registration statement on Form S-4, in which a proxy statement is included as a prospectus, and will file other documents in connection with the proposed acquisition of Synthes.  The proxy statement/prospectus will be sent to the stockholders of Synthes.  Before making any decision with respect to the proposed transaction, stockholders of Synthes are urged to read the proxy statement/prospectus and other relevant materials because these materials will contain important information about the proposed transaction. The registration statement and proxy statement/prospectus and other documents filed by Johnson & Johnson with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request to Synthes, Inc., c/o Synthes Gmbh, Glutz-Blotzheim-Strasse 3, 4500 Solothurn, Switzerland, Attention: Investor Relations.  Certain executive officers and directors of Synthes have interests in the proposed transaction that may differ from the interests of stockholders generally, including benefits conferred under retention, severance and change in control arrangements and continuation of director and officer insurance and indemnification.  This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

(This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995.  These statements are based on current expectations of future events.  If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the expectations and projections of Johnson & Johnson and Synthes, Inc.  Risks and uncertainties include, but are not limited to, the satisfaction of closing conditions for the acquisition, including receipt of regulatory approvals for the transaction, receipt of approval by the shareholders of Synthes for the transaction, and the possibility that the transaction will not be completed, or if completed, will not be completed on a timely basis; general industry conditions and competition; economic factors, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; and increased scrutiny of the healthcare industry by government agencies.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Johnson & Johnson’s ability to successfully integrate the products and employees of Johnson & Johnson and Synthes, as well as the ability to ensure continued performance or market growth of Synthes’ products. A further list and description of these risks, uncertainties and other factors and the general risks associated with the respective businesses of Johnson & Johnson and Synthes can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended January 2, 2011, and Synthes’ Annual Report 2010.  Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.synthes.com or on request from Johnson & Johnson or Synthes.  Neither Johnson & Johnson nor Synthes undertakes to update any forward-looking statements as a result of new information or future events or developments.)

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Dominic Caruso - Johnson & Johnson - VP, Finance & CFO
Then lastly, the Medical Devices and Diagnostics business probably been the most impacted in terms of medical technology utilization in healthcare, so slower growth than the market overall. But there we have also made a significant or are making a significant investment through the acquisition of Synthes. That will be the largest acquisition we have ever done.

Obviously, we are making a big bet on orthopedics and on trauma in particular in orthopedics, and I am happy to talk about that if you have any questions. Not too much I can tell you more besides that, but I will do my best.

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David Lewis - Morgan Stanley - Analyst

Okay. So we have talked about the macro and macro may be the single biggest impact for J&J the next couple of years, but if it’s not macro it’s probably going to be Synthes as the single biggest external transaction you are going to make. At least I hope, but stranger things have happened, Dominic.

Think about Synthes, what do we say to the investor who says I don’t get it. Number one, in the midst of this massive utilization malaise they are buying into orthopedics -- we can call it trauma, but it’s still in the eyes of many investors it’s ortho. And number two, they are sitting on massive amounts of cash and they are going to dilute me as the shareholder and not use that cash. How do you reconcile that with the investor?

Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

Okay, so other than that it’s okay. So let me just describe the strategy first and then talk about the dilution and the use of cash. So in terms of strategy, the way we think about any acquisition is what is the long-term impact strategically to our position in healthcare.

So with respect to Synthes, we are acquiring a premier asset in the field. There is no question that there the world leader in trauma and they have been a great innovator and they run their business very well. So we are acquiring a company that I think adds to the J&J excellence that we already have. I think it will make us even better.

Secondly, with respect to emerging market trends, it’s very clear that in emerging markets the orthopedic -- the orthopedic specialist is in fact a trauma surgeon. So we want orthopedics as it develops in emerging markets from trauma to hip replacement and knee replacement, we want that to be DePuy hips and knees and not other hips and knees. So training your trauma surgeon to be more of an orthopedic specialist we think is an important strategic move in emerging markets.

We do think that trauma is, in developed markets, less price sensitive than other elements of orthopedics. Also, they have other capabilities -- biologics, power tools, etc. -- that work well with other elements of the surgery portion of our business. So I think lots of strategic fits for us with Synthes. I think it’s a company we have admired for many years and it’s a Company that has now agreed with us that now is the time to enter the Johnson & Johnson family of companies.

In terms of using all our cash to do a transaction like that I would love to use all our cash to do that type of transaction. Of course, Synthes is a US corporation. Most of our cash is outside the US; significant tax burden associate with doing the transaction that way.

We structured the transaction to meet the needs of both parties and, as I described, there has to be a willing buyer and a willing seller anytime you do a transaction. The terms constitute the willingness of one party and the other, but I would say that what we have done is we have modeled it in the most conservative way we could possibly model it, which in that most conservative way is very minor dilution, in our opinion. 1% to 2% dilutive in the first year.

Given the premier asset we are acquiring, we think that that is okay. Investors may disagree, but we think that that is okay. Plus we believe that there is plenty of opportunity to make the transaction less dilutive for shareholders. We are working on that. We are making good progress on that.

It has to do with utilizing more cash by us in the transaction, less net shares being issued over all. We can’t give you any more definitive information on that, because that entirely depends on the structure and the regulatory approvals that we need to obtain in order to affect that optimal structure. So there is a range between the most conservative that we modeled in a very optimistic scenario. We are working our way through that and, obviously, we are going to try to be more towards the more optimal scenario as possible.

David Lewis - Morgan Stanley - Analyst

And then two questions that investors always come to me with, which is the first statement you made which is it’s a US-based corporation and then we are trying to optimize cash. We have talked to a couple of tax attorneys and I suspect you have a couple that work for you, and they seem to think that you could use more O-US cash. So at least use of O-US cash or more of it in the mix of this transaction is still a possibility that you are exploring?

Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

 It is.

David Lewis - Morgan Stanley - Analyst

Okay. That makes perfect sense to me. And, Alex Gorsky on the call was kind of an interesting comment. He said -- he started the call on this very somber news. He goes my business has gotten worse every quarter for two years and in the face you are doing the Synthes transaction.

So you haven’t done a lot of integration work, obviously, given the process, but he is still as convinced in this strategy as he was four and five months ago?

Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

Yes, I believe so for the reasons I mentioned earlier. Most of our acquisitions, when we do them, we do take a much longer-term view of the acquisition. For example, we bought a company that is involved in aesthetics at a time when the market was going down because our view is we are not in the market at the moment only. We are in the market for the long term.

So I think Alex view is still very optimistic about orthopedics over all, about medical technology and the role that orthopedics plays in large institutions, large hospital settings, and the role that trauma plays in particular in terms of training physicians to eventually become broader orthopedic specialists. I think that strategy still holds and we are not swayed by the current economic conditions or current dynamics in the market because we are looking at this on a very long-term basis.

David Lewis - Morgan Stanley - Analyst

And the timing of Synthes? When should we think about updating the investor community on the structure of that transaction as it relates to FTC and other regulatory processes?

Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

Right. Well, we have -- we filed for US regulatory approval. We have not yet filed for European regulatory approval. We expect to hear shortly from the US regulators. Obviously, the European regulators will take more time.

In terms of giving you more insight into that, I think we probably won’t know much more before near the end of the year, and it’s still our expectation that the deal will close sometime in the first half of 2012. Depending on the European regulatory reviews and the structure that we eventually combine and how we combine the businesses that will determine the ultimate financing strategy that I just described.

So that will ultimately be available for investors closer to the closing of the transaction, because it will depend on the ultimate resolution of these matters.

David Lewis - Morgan Stanley - Analyst

So if we get financing structure after the regulatory process, we are probably not going to have the optimum financing structure by the time you give guidance for 2012?

Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

I certainly don’t expect so today.

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Unidentified Audience Member

Thank you. On Synthes, why the later regulatory filing for approval in Europe? And could you please say how you expect the relationship with AAOS to evolve over time?

Dominic Caruso - Johnson & Johnson - VP, Finance & CFO

So the first question, I think, correct me if I am wrong, was why the regulatory filing delay in Europe?

Well, delay is not really a good characterization of it. It just requires significant amount of data gathering in order to do an appropriate filing, so there is nothing that is delaying the filing or no exogenous event or anything of that nature. It’s just a matter of completing all the required information for the regulatory filing.

Louise Mehrotra - Johnson & Johnson - VP, IR

It will be done shortly.

It will be very, very shortly, correct.

In terms of the AO Foundation and our relationship with the AO Foundation, obviously a very prominent medical teaching institution, particularly in trauma, and Synthes has begun to expand that to spine and other areas. We see that as a very important part of the Synthes business and a very important part of Johnson & Johnson’s overall approach to medical technology.

Just like the AO Foundation teaches all of the surgeons around the world the trauma techniques, we, too, in our businesses, for example, Ethicon Endo-Surgery, Ethicon, even our DePuy business; we have many teaching institutes around the world. So it’s very consistent with our approach.

So we certainly intend to maintain the relationship with the AO. We are very respectful of the prominence of the AO in the community, and we actually expect to expand the relationship with the AO to include physician teaching in areas beyond trauma and spine and other areas of surgery in particular.

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